Mail Stop 3561

June 11, 2007

Mr. Richard Sands
Chairman of the Board and CEO
Constellation Brands, Inc.
370 Woodcliff Dr., Suite 300
Fairport, NY 14450

> **Re: Constellation Brands, Inc.**
> **Form 10-K for the Fiscal Year Ended February 28, 2007**
> **Filed April 30, 2007**
> **Form 10-K for the Fiscal Year Ended February 28, 2006**
> **Filed May 2, 2006**
> **File No. 1-08495**

Dear Mr. Sands:

We have completed our review of your Forms 10-K and related filings and have no
further comments at this time.

Sincerely,

William Choi
Accounting Branch Chief